UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Houghton Mifflin Harcourt Company

(Name of Subject Company)

Houghton Mifflin Harcourt Company

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

44157R109

(CUSIP Number of Class of Securities)

William F. Bayers, Esq.

Executive Vice President, Secretary and General Counsel

Houghton Mifflin Harcourt Company

125 High Street

Boston, MA 02110

(617) 351-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal J. Leibowitz, Esq.

Joseph Conahan, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2022 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Houghton Mifflin Harcourt Company, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Harbor Purchaser Inc., a Delaware corporation, and a wholly owned subsidiary of Harbor Holding Corp., a Delaware corporation, which is an indirect, wholly owned subsidiary of The Veritas Capital Fund VII, L.P., a Delaware limited partnership, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $21.00 per share, net of applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 7, 2022 and the related letter of transmittal.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection immediately prior to the subsection entitled “—Forward Looking Statements” in its entirety as follows:

“Expiration of the Offer

The Offer and all withdrawal rights thereunder expired at one minute after 11:59 p.m., New York City time, on April 6, 2022 (the “Expiration Time”). Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (the “Depositary and Paying Agent”), has advised Parent and Purchaser that, as of the Expiration Time, a total of 72,926,195 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 56.5% of the Shares outstanding as of the Expiration Time. In addition, the Depositary and Paying Agent has advised Parent and Purchaser that, as of the Expiration Time, notices of guaranteed delivery had been delivered with respect to 2,184,308 additional Shares, representing approximately 1.7% of the outstanding Shares as of the Expiration Time.

As of the Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Accordingly, Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer and will promptly pay for all such Shares in accordance with the terms of the Offer.

As a result of its acceptance for payment of the Shares validly tendered and not properly withdrawn pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement without a vote of the stockholders of the Company. Accordingly, Parent and Purchaser expect to complete the acquisition of the Company on April 7, 2022 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each remaining outstanding Share not accepted for payment in the Offer (other than any (i) Shares held in the treasury of the Company, by any wholly owned subsidiary of the Company, or by Parent, Purchaser or any other wholly owned subsidiary of Parent and (ii) Shares held by stockholders who have properly demanded the appraisal of such Shares in accordance with Section 262 of the DGCL (and who have not thereafter effectively withdrawn their demand for appraisal of such Shares or have not otherwise lost, waived or failed to perfect their appraisal rights under Section 262 of the DGCL)) that are outstanding immediately prior to the Effective Time shall be cancelled, shall cease to exist, shall no longer be outstanding, and shall be converted into the right to receive $21.00 per Share in cash, without interest.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Stock Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2022

Houghton Mifflin Harcourt Company

By:	/s/ William F. Bayers
William F. Bayers
Executive Vice President, Secretary and General Counsel

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